                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                INTERLIANT, INC.
                            (Name of Subject Company)

                                INTERLIANT, INC.
                                    (Issuer)

                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (Title of Class of Securities)

                                   458742-AB-9
                     (CUSIP Numbers of Class of Securities)

                                 BRUCE S. KLEIN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTERLIANT, INC.
                              2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 640-9000

                                    COPY TO:
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
  ============================================================================
     Transaction Valuation                                AMOUNT OF FILING FEE
           [     ]                                              [     ]
  ============================================================================
|_| Check the box if any part of the fee is offset Check the appropriate boxes below to designate as provided by Rule 0-11(A)(2) and identify the filing any transactions to which the statement relates: with which the offsetting fee was previously paid.

                                                        |_|   Third-party tender offer subject to Rule
       Identify the previous filing by registration           14D-1.
       statement number, or the form or schedule and    |X|   Issuer tender offer subject to Rule 13E-4.
       the date of its filing.                          |_|   Going-private transaction subject to Rule
                                                              13E-3.
             Amount previously paid: ________________   |_|   Amendment to Schedule 13D under Rule
             Filing party: __________________________         13D-2.
             Form or registration No.:                  |_|   Check the box if the filing is a final
                                      _______________   amendment reporting the results of a tender
             Date filed: ____________________________   offer.

|X| Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.